UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.	NATURA COSMÉTICOS S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/MF No. 32.785.497/0001-97	CNPJ/MF No. 71.673.990/0001-77

MATERIAL FACT

Natura enters into binding agreement to sell The Body Shop

Natura &Co Holding S.A. (“Natura &Co”) and Natura Cosméticos S.A. (“Natura”), further to the information provided in the material facts of August 28, 2023 and October 30, 2023, inform the shareholders of Natura &Co and the market in general that on November 13, 2023, Natura entered into a binding agreement with Aurelius Investment Advisory Limited to sell its wholly-owned subsidiary, Natura (Brasil) International B.V., the holding company of The Body Shop. The transaction has an enterprise value of GBP 207 million, including an earn-out of GBP 90 million. The price and the earn-out will be payable in up to five years after closing.

The closing of the transaction is expected to occur by December 31, 2023 and is subject to customary regulatory approvals.

The sale transaction will support Natura &Co’s effort to streamline its operations and simplify its businesses, as well as position it to focus on strategic priorities, notably the integration of Natura and Avon in Latin America, the direct selling model and further optimization of Avon International’s footprint.

São Paulo, November 13, 2023.

GUILHERME CASTELLAN	JOÃO PAULO BROTTO GONÇALVES FERREIRA
CFO and Investor Relations Officer Natura &Co Holding S.A.	CEO and Investor Relations Officer Natura Cosméticos S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: November 14, 2023